August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (847) 646-2753

Irene B. Rosenfeld
Chief Executive Officer
Kraft Foods, Inc.
Three Lakes Drive
Northfield, Illinois 60093

> **Re:** **Kraft Foods, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2007**
> **File No. 001-16483**

Dear Ms. Rosenfeld:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Non Employee Director Compensation Table, page 6

1.   Please provide the disclosure regarding the assumptions made with respect to the valuation of the amounts recorded in the stock awards column. See the

        Instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k) of Regulation S-K.

2.   Please revise to specify the aggregate grant date fair value of the stock awarded in 2006. Also, please disclose in the footnotes the number of stock awards and options, as may be applicable, outstanding with respect to each director as of the fiscal year end. See Item 402(k)(2)(iii) and the accompanying Instructions.

Compensation Discussion & Analysis, page 22

3.   Although this section provides a general overview of the compensation policies of the company, it omits specific discussion and analysis of how such policies applied to the various named executive officers in the prior fiscal year. For example, on page 25, you disclose factors that are considered in the assessment of the individual performance of a named executive officer yet do not provide specific disclosure regarding how such factors were applied in the evaluative process of your named executive officers during the last fiscal year. Please disclose the pre-established individual goals set for an officer and discuss the qualitative and if applicable, quantitative review of such goals by the committee at the end of a performance cycle. Revise your discussion in subsequent filings to provide specific examples of an individual's contribution to company performance if considered by the committee in determining the individual's level of compensation. See Item 402(b)(1)(v) and generally, Item 402(b)(2)(vii) of Regulation S-K.

4.   We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain why the total compensation awarded to Ms. Rosenfeld differs significantly from that awarded to the other named executive officers, other than the former CEO, Mr. Deromedi. We note that Ms. Rosenfeld's target award level under the annual cash incentive bonus plan and long-term incentive award plan is significantly higher than the next highest target award level. Please disclose how the actual cash bonus award of $2,500,000 was determined given what was noted as "mixed financial results" during the fiscal year ended 2006 and given the short duration of her tenure as CEO since assuming the role in June 2006. Please address these material differences in compensation.

Competitive Positioning in 2006, page 23

5.   You state that the compensation committee determined that based on the companies included in the 2006 compensation survey group, it was appropriate to design programs and set target level compensation that delivered total

compensation for executives between the 50th and the 75th percentiles of such survey group, upon attainment of targeted financial and strategic goals. Disclose the percentile of this peer group represented by the actual total compensation paid for 2006 to the named executive officers. If actual compensation paid to a named executive officer fell outside the targeted percentile range, please explain the reason for the divergence. See Item 402(b)(2)(xiv) of Regulation S-K.

2006 Annual Cash Incentive Plan Design, page 27

6.   Revise your discussion of the incentive awards payable pursuant to the annual cash incentive and long-term incentive plans and disclose all targeted operational, financial, strategic and individual goals that factored into a determination of the compensation actually awarded during fiscal 2006. Please disclose the specific quantitative and qualitative financial and strategic targets established for the fiscal year and identify any exercises of discretion by the committee during the fiscal year with respect to the achievement of said goals.   Explain how the targets were established for each of the named executive officers and as noted in a subsequent comment, the reasons for the differential in target award levels between the named executive officers. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

7.   You indicate that financial and strategic objectives are established by the committee at the beginning of the year. Please see Instruction 2 to Item 402(b) of Regulation S-K. Please identify the targets established for 2007. As noted in our prior comment, if you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

8.   Please clarify, by way of example and reference to an actual bonus award, how the business unit rating and individual performance rating are combined to produce the resulting annual cash bonus award for an officer.   Similarly in your discussion of long-term incentive awards, you disclose that actual awards are based on "individual performance" and are paid as a percentage of the executive officer's target award as determined by the committee after consideration of long-term financial and strategic goal achievement and individual performance during the cycle. Please supplement and clarify your disclosure by providing, by

reference to a specific long-term incentive award, how the company and individual assessments are considered in deriving an actual award for an executive officer.   Please see Item 402(b)(1)(v) of Regulation S-K.

Post-Termination Compensation, page 32

Severance Agreements and Change-in-Control Agreements, page 32

9.   We direct you to Items 402(b)(1)(v) and 402(b)(2) of Regulation S-K. You disclose that the company from time to time, "as a practice and in its own discretion, makes[s] payments to executives in the event of an executive's termination without cause for reasons that may or may not otherwise qualify for severance payments under one of the company's severance plans…" Clarify statements such as this throughout the discussion in this section regarding the circumstances in which discretion is and has been used and the resultant benefits that may be or have been provided. Specifically, please revise your disclosure to reference specific actions taken in the past in order to provide context and the analysis called for by Item 402(b)(2).   We note the omission of a discussion explaining how the lump sum totaling $1,877,000 paid to Mr. Johnson was determined and why it was paid. Please see our subsequent comment.

10.   While we note the reference to the fact that separation payments are made in line with "competitive practice," you have provided insufficient detail regarding the amount of certain payments (to, for example, Messrs. Deromedi and Johnson); the identification of the group against which the company benchmarks such payments; and where, in terms of percentile as compared to its peers in the relevant benchmark group, the company's payments fall. Please consider inclusion of such disclosure as it provides greater clarity to your discussion.

Potential Payments Upon Termination of Change-In-Control, page 53

11.   Please define in a concise and clear manner any material terms necessary to provide a complete and clear understanding of the various post-termination pay-out scenarios. For example, "without cause" and "change of control" are not defined.

12.   Please consider including a "Total" column in both of the tables presented in this section to facilitate an understanding of the aggregate amounts to be paid to the named executive officers.

13.   Please explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and separation agreements and change-in-control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor